Peregrine Industries, Inc.
115 East 57th Street, Suite 1118
New York, NY 10022

Attention: Board of Directors

February 8, 2006

Re: Letter of Resignation

I, Ivo Heiden, hereby resign as chief financial officer and a director of Peregrine Industries, Inc. effective February 8, 2006. I have had no disagreements with the Peregrine Industries, Inc. either as an officer or director on any matter relating to Peregrine Industries, Inc.’s operations, policies or practices. I have reviewed the disclosure contained in the Company's Form 8-K and agree with the statements made by the Company describing my departure.

Respectfully submitted,

/s/ Ivo Heiden